Klaviyo, Inc.
125 Summer Street
6th Floor
Boston, Massachusetts 02110
VIA EDGAR
September 18, 2023
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention:          Austin Pattan
Jeff Kauten
Joseph Cascarano
Robert Littlepage
Re:       Klaviyo, Inc.
Acceleration Request for Registration Statement on Form S-1
File No. 333-274211
Requested Date: September 19, 2023
Requested Time: 4:00 p.m., Eastern Time

Dear Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Klaviyo, Inc. (the “Company”) hereby requests that the effective date and time of the above-referenced registration statement (the “Registration Statement”) be accelerated to September 19, 2023 at 4:00 p.m., Eastern Time, or such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”). In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act. Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Bradley Weber at (650) 752-3226. We also respectfully request that a copy of the written order from the Commission verifying the effective date and time of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Bradley Weber.
Under separate cover, Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and Citigroup Global Markets Inc., as representatives of the underwriters, will send the Commission a letter joining in this request for acceleration of the effective date and time. The representatives will also provide you with information with respect to clearance from the Financial Industry Regulatory Authority prior to the effective date.
Signature page follows.

If you have any questions regarding this request, please contact Bradley Weber of Goodwin Procter LLP at (650) 752-3226.

Sincerely,

KLAVIYO, INC.

By:	/s/ Andrew Bialecki
Name:	Andrew Bialecki
Title:	Chief Executive Officer

cc:	Amanda Whalen, Klaviyo, Inc.
Landon R. Edmond, Klaviyo, Inc.
Cameron S. Vermette, Klaviyo, Inc.
Craig M. Schmitz, Goodwin Procter LLP
Kim S. de Glossop, Goodwin Procter LLP
Kristin A. Gerber, Goodwin Procter LLP
Frank F. Rahmani, Sidley Austin LLP
Samir A. Gandhi, Sidley Austin LLP
Helen Theung, Sidley Austin LLP